UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                    February                              ,2005
                -----------------------------------------------------------



                                 Frontline Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)



       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                    Form 20-F  [X]        Form 40-F   [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [_]              No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated February 23, 2005.

                                    Exhibit 1

FRONTLINE LTD.

PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2004 RESULTS

Highlights

o    Frontline reports record quarterly and annual results.
o Frontline reports net income of $1.0 billion and earnings per share of $13.79 for the financial year 2004 and net income of $498.2 million and earnings per share of $6.66 for the fourth quarter of 2004.
o Frontline announces a cash dividend totalling $261.9 million, equivalent to $3.50 per share.
o Frontline gives $157.1 million "in kind" dividend through the spin off of a further 10 percent of its share of Ship Finance.

The Board of Frontline Ltd. (the "Company" or "Frontline") is pleased to announce net income of $498.2 million for the fourth quarter of 2004, equivalent to earnings per share of $6.66. This is the best quarterly results ever recorded by the Company. Operating income for the quarter was $471.7 million, up from $220.5 million in the third quarter as the tanker market experienced a continued period of exceptionally strong rates. The average daily time charter equivalents ("TCEs") earned in the spot and period market by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers were $111,200, $85,000 and $31,100, respectively, compared with $67,200, $45,900 and $27,300 respectively in the third quarter of 2004. In the fourth quarter of 2004, the Company reported a gain of $19.8 million from the sale of assets that relates to the sale of the Company's interest in one VLCC.

Interest income for the quarter was $8.4 million, of which $6.1 million relates to Independent Tankers Corporation ("ITC"). Interest expense for the quarter was $50.4 million (of which $16.4 million relates to ITC) compared with $51.1 million in the third quarter (of which $16.3 million relates to ITC). The total of other financial items for the quarter was a net gain of $17.1 million compared to net losses of $26.2 million in the third quarter. This change reflects movements in the financial and freight markets from the third to fourth quarter. Other financial items include a gain of $0.7 million from the mark to market valuation of freight future agreements in the fourth quarter compared with losses of $17.2 million in the third quarter. Movement in interest rates has generated valuation gains of $5.9 million on interest rate swaps in the fourth quarter compared with losses of $10.9 million in the third quarter. Other financial items also include a gain on sale of marketable securities of $7.2 million. At December 31, 2004 the Company had interest rate swaps with a total notional principal amount of $631.4 million outstanding, of which Ship Finance holds $581.4 million. The Company has recorded a foreign exchange loss of $9.8 million in the quarter arising on Yen debt in subsidiaries and certain Yen currency contracts as the Yen strengthened from 110.92 at September 30, 2004 to
103.10 at December 31, 2004.

In the fourth quarter of 2004, the Company spun off the newly formed dry bulk group, Golden Ocean Group Limited ("Golden Ocean"). This transaction has been accounted for at fair value and is presented as discontinued operations. Included in the discontinued operations amount of $104.1 million for the fourth quarter of 2004 is a gain of $99.5 million resulting from the recognition of the distribution of Golden Ocean shares and cash to Frontline shareholders at fair value.

The Company has a 20 percent profit share arrangement with Ship Finance for any earnings Frontline makes above the fixed charter rates. This profit share is determined on an annual basis and for 2004 totals $114.9 million.

Frontline announces net income of $1.0 billion for the year ended December 31, 2004, equivalent to earnings per share of $13.79. The average daily time charter equivalents ("TCEs") earned in the spot and period market by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers were $78,000, $57,900 and $27,900, respectively.

As at December 31, 2004, the Company had total cash and cash equivalents of $698.3 million. This amount includes restricted cash of $592.6 million of which $325.9 million relates to deposits in ITC and $250.0 million in Frontline Shipping Limited. As of February 18, 2005, Frontline has cash breakeven rates on a TCE basis for VLCCs and Suezmaxes of $28,042 and $21,370, respectively.

The Company has restated prior periods reported to reflect the treatment of the spin off of Golden Ocean as discontinued operations. This is a reclassification of certain line items presented in our statement of operations and has had no effect on reported net income.

Corporate and Other Matters

On October 2004 the Company announced that it had sold the joint owned single hull VLCC Golden Fountain to Chinese interests. The vessel was delivered to its new owners in December 2004.

On November 3, 2004 the Company announced that it had chartered out two 1991 built single hull VLCCs to a subsidiary of Titan Petrochemicals Group, a Hong Kong Stock Exchange listed company. The vessels are chartered out until 2010. The contracts will provide the Company with a guaranteed minimum hire of $35,000 per day and in addition provide for a 50:50 profit sharing of earnings in excess of $37,500 per day.

In the fourth quarter of 2004 the Company acquired and took delivery of two single hull Suezmax tankers; New Horizon and Marble built in 1988 and 1992 respectively. On October 6, 2004, the Company announced the issuance and private placement of 300,000 ordinary shares to institutional investors at a purchase price of NOK 352 per share. The total proceeds of $15.7 million were used to assist in financing the purchase of the Marble.

In November 2004 the Company exercised its purchase options on three KG financed VLCCs vessels. Two of these vessels were delivered to the Company in January 2005 and were concurrently sold to Ship Finance and leased back by the Company. The third vessel is anticipated delivered in early March, and will be sold and leased back along the same lines as the first two vessels. It is anticipated that such a refinancing will release approximately $70 million in liquidity.

On February 23, 2005 the Board declared a dividend of $3.50 per share. The record date for the dividend is March 7, 2005, ex dividend date is March 3, 2005 and the dividend will be paid on or about March 18, 2005.

In December 2004, the Company reduced its shareholding in Ship Finance by approximately 13.2 percentage points through a share distribution. In January 2005, the Company announced a distribution of a further 25 percent of the shares of Ship Finance that took place on February 18, 2005. As of today, Frontline's shareholding in Ship Finance is approximately 26 percent.

On February 23, 2005, the Board has approved the spin off of a further ten percentage points of Frontline's investment in Ship Finance. Every Frontline shareholder will receive 1 share in Ship Finance for every 10 shares held in Frontline. The record date for this distribution is March 11, 2005, ex dividend date is March 9, 2005 and the distribution will be made on March 24, 2005.

At December 31, 2004, 74,825,169 ordinary shares were outstanding and the weighted average number of shares outstanding for the quarter and twelve months then ended were 74,805,604 and 74,192,939, respectively.

The exclusive market related chartering agreement with BP has not been renewed for 2005. The main reasons behind the non renewal is a change in BP's transportation needs as well as a development of better margin business within Frontline. The relationship between the companies remains good.

The Company has announced in a 13D filing submitted to the U.S. SEC on February 22, 2005, that it again has crossed five percent ownership in General Maritime ("Genmar"). As of this date, Frontline held a total of 2,983,700 shares in Genmar equal to 7.89 percent of Genmar's outstanding share capital.

As of February 22, 2005, the Company has agreed with Ship Finance that Frontline will long term charter two 2004 built VLCCs originally built for Pertamina. The ships will commence their long term charter party in the third quarter of 2005.

The Market

The strong tanker market that we experienced in the third quarter of 2004 continued into the fourth quarter at even higher levels. Except for the very beginning and very end of the quarter, the VLCC market from the Middle East to the Far East stayed above TCE $90,000 for the whole quarter. The Suezmax market also showed strong earnings with average rates for the major West Africa to US trade being around $90,000 per day for the quarter. The continued strong market was a result of the high world oil demand particularly in China and the USA, and the improving world economic activity in general. Most of the additional demand was met by increased production in the Middle East, resulting in increased ton-miles.

According to the IEA, the average OPEC oil production, including Iraq, in the fourth quarter of 2004 was approximately 29.6 million barrels per day (b/d), an increase from the third quarter when they produced around 29.2 million b/d. During the quarter, OPEC continued their policy of `producing what is needed to supply the market', but despite this oil prices stayed extremely firm during the whole period

IEA estimates that world oil demand averaged 84.2 million b/d in the fourth quarter, an increase of 2.5 percent from the fourth quarter of 2003.

The world VLCC fleet totalled 444 vessels at the end of the fourth quarter 2004. Two VLCC's were scrapped in the period and six were delivered. The total order book is now at 84. A total of eight VLCC's was ordered during the quarter.

The world Suezmax fleet totalled 312 vessels at the end of the quarter, up from 308 vessels after the third quarter. No Suezmax was scrapped during the quarter and four were delivered. The total orderbook for Suezmaxes is now at 76. A total of seven Suezmaxes were ordered in the quarter.

The tanker market looks healthy for the remainder of the year. The freight futures market supports the positive outlook. It is today possible to sell freight futures for the year 2005 at a level that equates to approximately $58,000 per day on VLCCs, and $46,000 per day for 2006. For Suezmaxes the comparable levels are $38,500 for 2005 and $33,000 for 2006.

The prices for secondhand tonnage and newbuildings have shown a strong upwards price movement in the quarter.

Strategy

Frontline believes that a further consolidation of the tanker market will be to the benefit of the tanker companies as well as the customers. More flexibility in the fleet, lower costs of capital and significant economies of scale create strong advantages for larger companies. The current trend where the strength of the equity market gives possibilities for smaller companies to attract institutional capital instead of further consolidation will harm the industry long term.

The previously reported investment in Genmar has been done on an opportunistic basis. The total investment is $117.0 million as of February 22, 2005. Frontline sees large opportunities for synergy between itself and Genmar. These synergies are linked to improved revenue as well as significant cost reduction. If no progress is made in future discussions with Genmar's board and management, Frontline might consider disposing of its investment in Genmar and looking for alternative ways to expand the Company. In the current market, direct investment in ships seems to be financially more attractive than corporate opportunities.

Through the current operational structure, Frontline is in a position to grow the asset basis materially without being dependent on large amounts of equity or diluting the existing dividend strategy. The chartering operation, the use of the long term lease market and the reasonable rates linked to the 48 vessels on charter from Ship Finance creates this financial flexibility. The financial flexibility can be used for restructuring corporate transactions as well as for direct investments.

The Board of Frontline wants to reassure shareholders that the aggressive dividend strategy that was established with the spin off of Ship Finance will be retained. The Board is evaluating ways to smooth the cyclicality in quarterly dividend payments and make the cashflow to shareholders somewhat more predictable. As a first step the Board has decided to raise the targeted ordinary dividend from $1.00 to $2.50 per share per year. For 2005 the Board anticipates significant extra dividend in addition to this targeted ordinary dividend.

Frontline's remaining investment in Ship Finance is targeted to be divested before June 30, 2005. The disposal is likely to be composed of a normal dividend spin off to shareholders combined with a secondary placement of approximately $150 million mainly targeted for Private Investors in the United States.

Outlook

The shipping market has since 1990 shown a growth of between 4 and 5 percent per year. In the last two years the annual growth has been around 10 percent. Almost half of this growth is linked to the growth in China. The world shipbuilding industry currently has production capacity to support a growth of approximately 6 to 7 percent. Based on a continued high growth in China, further supported by strong Indian expansion, it becomes more and more likely that shipping markets will remain strong for the next years. The potential phase out of single hull tanker tonnage in 2010, (currently approximately 37 percent of the fleet) puts further pressure on the situation.

The strong oil price indicates strong demand and limited risk for major OPEC production cuts in order to adjust inventories and prices. The high energy prices are however a long term concern which over time could dampen demand.

The earnings achieved so far in the quarter are in line or better than earnings achieved in Q1 2004. The Board is particularly pleased with the Company's performance with respect to maintaining a low cost basis and generating a chartering income superior to market competitors.

Frontline has a large modern fleet, a low cost base, low cash breakeven rates and is in a strong financial position. The Company should be well prepared to maximize opportunities and generate good return to shareholders in the period to come.

Forward Looking Statements

This press release contains forward-looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline Management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

February 23, 2005
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:

Contact:   Tor Olav Troim: Director, Frontline Ltd
           +44 7734 976 575

           Oscar Spieler: Chief Executive Officer, Frontline Management AS +47 23 11 40 00

           Tom Jebsen, Chief Financial Officer, Frontline Management AS +47 23 11 40 00



                                         FRONTLINE GROUP FOURTH QUARTER REPORT (UNAUDITED)


      2003               2004        INCOME STATEMENT                                                 2004             2003
     Oct-Dec           Oct-Dec       (in thousands of $)                                             Jan-Dec          Jan-Dec
    Restated                                                                                                         Restated
                                                                                                                     (audited)
------------------------------------------------------------------------------------------------------------------------------------
          267,899           656,267  Total operating revenues                                          1,856,428        1,158,272
          (2,700)            19,799  Gain (loss) from sale of assets                                      19,574            5,626
           67,514           105,582  Voyage expenses and commission                                      361,609          323,378
           30,152            37,786  Ship operating expenses                                             130,395          115,333
           21,916             7,890  Charter hire expenses                                                39,302           80,539
            7,603             6,982  Administrative expenses                                              26,516           17,888
           38,132            46,150  Depreciation                                                        181,274          144,470
          165,317           204,390  Total operating expenses                                            739,096          681,608
           99,882           471,676  Operating income                                                  1,136,906          482,290
            1,688             8,380  Interest income                                                      31,595            9,185
          (21,776)          (50,379) Interest expense                                                   (205,641)         (74,376)
            6,609             4,620  Share of results from associated companies                           10,553           33,533
          (14,893)           17,099  Other financial items                                                 3,566              300
           (3,301)           (9,834) Foreign currency exchange gain (loss)                                (5,378)         (11,963)
           68,209           441,562  Income before discontinued operations, taxes and minority interest  971,601          438,969
                -           (47,335) Minority interest                                                   (64,995)               -
               (5)              (65) Taxes                                                                  (178)              (3)
          (33,767)                -  Cumulative effect of change in accounting principle                       -          (33,767)
            2,265           104,070  Discontinued operations                                             116,954            4,161
           36,702           498,232  Net income                                                        1,023,382          409,360

                                     Basic Earnings Per Share Amounts ($)
                                     EPS from continuing operations before cumulative effect
            $0.93             $5.27  of change in accounting principle                                    $12.22            $5.86
            $0.50             $6.66  EPS                                                                  $13.79            $5.47

                                     Time Charter Equivalent earnings ($ per day per ship)*
           40,600           111,200  VLCC                                                                 78,000           42,300
           32,600            85,000  Suezmax                                                              57,900           33,900
           27,900            31,100  Suezmax OBO                                                          27,900           31,900
------------------------------------------------------------------------------------------------------------------------------------
               *    Basis = Calendar days minus off-hire. Figures after deduction of broker commission


BALANCE SHEET                                                        2003
(in thousands of $)                                  2004           Dec 31
                                                    Dec 31         (audited)
                                                  ------------    -------------

ASSETS
Short term
Cash and cash equivalents                              105,702          124,189
Restricted cash                                        592,607          891,887
Other current assets                                   456,595          181,850
Long term
Newbuildings and vessel purchase options                24,231            8,370
Vessels and equipment, net                           2,254,361        2,165,240
Vessels under capital lease, net                       718,842          765,126
Investment in finance lease                            107,664          120,894
Investment in associated companies                      22,955          173,329
Deferred charges and other long-term assets             55,803           32,651
Total assets                                         4,338,760        4,463,536

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term interest bearing debt                       151,614          191,131
Current portion of obligations under capital lease      21,498           20,138
Other current liabilities                              166,320          100,827
Long term
Long term interest bearing debt                      1,990,131        2,091,286
Obligations under capital lease                        732,153          753,823
Other long term liabilities                             30,346           50,914
Minority interest                                      328,730                -
Stockholders' equity                                   917,968        1,255,417
Total liabilities and stockholders' equity           4,338,760        4,463,536


                                                                                                                        2003
      2003              2004        STATEMENT OF CASHFLOWS                                            2004            Jan-Dec
     Oct-Dec           Oct-Dec      (in thousands of $)                                             Jan-Dec          (audited)
-----------------------------------------------------------------------------------------------------------------------------------
                                    OPERATING ACTIVITIES
                                    Net income (loss)
                                    Adjustments to reconcile net income to net cash provided
           36,702          498,232  by operating activities                                            1,023,382          409,360
           39,997           47,761  Depreciation and amortisation                                        194,083          149,769
            6,079            3,008  Unrealised foreign currency exchange (gain) loss                         390           17,955
            2,700         (126,455) Gain or loss on sale of assets                                      (126,230)          (5,626)
           (6,609)          (4,620) Results from associated companies                                    (10,552)         (33,533)
           (3,270)         (15,818) Adjustment of financial derivatives to market value                  (15,675)         (28,180)
           33,767                -  Change in accounting principle                                             -           33,767
            2,483           46,788  Other, net                                                            61,659            1,311
          (13,482)        (207,684) Change in operating assets and liabilities                          (221,070)         (21,543)
           98,367          241,212  Net cash provided by operating activities                            905,987          523,280

                                    INVESTING ACTIVITIES
         (563,979)         (25,742) Maturity (placement) of restricted cash                              301,743         (559,430)
              (24)         (80,306) Additions to newbuildings, vessels and equipment                    (141,660)         (66,589)
           75,240           59,104  Proceeds from sales of vessels                                        59,787          427,305
          (74,667)          (4,360) Investments in associated companies, net                             (22,443)         (80,030)
                -                -  Purchase of option                                                         -          (10,042)
                -          (14,713) Acquisition of business, net of cash acquired                        (18,858)          (2,363)
                -            8,428  Receipts from investments in finance leases and loans receivable      17,482                -
            8,222          (14,927) Purchases and sales of other assets, net                             (15,098)          22,091
         (555,208)         (72,516) Net cash provided by (used in) investing activities                  180,953         (269,058)

                                    FINANCING ACTIVITIES
          563,271           35,606  Proceeds from long-term debt, net of fees paid                     1,707,655          608,808
         (117,598)         (51,202) Repayments of long-term debt                                      (1,814,269)        (465,313)
           (4,512)          (5,104) Repayment of capital leases                                          (20,311)         (13,134)
          (96,190)        (217,304) Dividends paid                                                    (1,038,315)        (338,033)
            1,080           15,411  Issue of shares, net                                                  62,276          (25,631)
          346,051         (222,593) Net cash provided by (used in) financing activities               (1,102,964)        (233,303)

                                    Net increase (decrease) in cash and cash equivalents
         (110,790)         (53,897) before change in accounting principle                                (16,024)          20,919
           11,192                -  Cash effect of change in accounting principle                              -           11,192
                                    Net increase (decrease) in cash and cash equivalents
          (99,598)         (53,897) after change in accounting principle                                 (16,024)          32,111
          223,787          159,599  Cash and cash equivalents at start of period                         121,726           92,078
          124,189          105,702  Cash and cash equivalents at end of period                           105,702          124,189

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Frontline Ltd.
                                            --------------
                                             (Registrant)




Date  February 24, 2005           By /s/ Kate Blankenship
                                     --------------------
                                         Kate Blankenship
                                         Secretary and Chief Accounting Officer